Exhibit 99.1

Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Kenny Green CCG Investor Relations Tel. +1 646 201 9246 Voltaire@CCGIsrael.com

VOLTAIRE SHAREHOLDERS APPROVE ACQUISITION

BY MELLANOX

CHELMSFORD, Mass. and RA’ANANA, Israel – January 6, 2011 – Voltaire Ltd. (NASDAQ: VOLT), a leading provider of scale-out data center fabrics, today announced that Voltaire’s shareholders have voted at a special general meeting of the shareholders held today at Voltaire’s offices in Ra’anana, Israel to approve: (i) the  agreement of merger, dated as of November 29, 2010 under which Voltaire would be acquired by Mellanox Technologies Ltd. (“Mellanox”) whereby Mondial Acquisition Corporation Ltd., a wholly-owned subsidiary of Mellanox, will merge with and into Voltaire, so that Voltaire will be the surviving company and will become a wholly-owned subsidiary of Mellanox, and all other transactions contemplated under the agreement of merger, and (ii) the purchase by Voltaire of a run-off directors' and officers' liability insurance policy for a period of seven years following the closing of the merger.

Shareholders as of the close of business on December 7, 2010 were entitled to vote at the meeting. A total of approximately 17.4 million ordinary shares, representing approximately 81% of the total outstanding shares were represented at the meeting. More than 99% of the shares represented at the meeting voted in favor of the above resolutions and therefore the resolutions were approved.

Subject to the satisfaction or waiver of the closing conditions set forth in the agreement of merger, Voltaire expects the merger to be completed in the first quarter of 2011. Following the closing of the merger, Voltaire’s shareholders will receive $8.75 per share in cash, without interest and less any applicable withholding tax, for each Voltaire ordinary share held by them.

About Voltaire

Voltaire (NASDAQ: VOLT) is a leading provider of scale-out computing fabrics for data centers, high performance computing and cloud environments. Voltaire’s family of server and storage fabric switches and advanced management software improve performance of mission-critical applications, increase efficiency and reduce costs through infrastructure consolidation and lower power consumption. Used by more than 30% of the Fortune 100 and other premier organizations across many industries, including many of the TOP500 supercomputers, Voltaire products are included in server and blade offerings from Bull, Fujitsu, HP, IBM, NEC and SGI. Founded in 1997, Voltaire is headquartered in Ra’anana, Israel and Chelmsford, Massachusetts. More information is available at www.voltaire.com  or by calling 1-800-865-8247.

Forward Looking Statements

Information provided in this press release contains statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the closing of Voltaire’s acquisition by Mellanox.  These statements are based upon management's current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of risks and uncertainties.  These factors include, but are not limited to, the timing of regulatory approvals.  These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.